12013514

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 29 2012

Washington, DC 110

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-41241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USAA Investment Management Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9800 Fredericksburg Road
(No. and Street)

San Antonio (City) Texas (State) 78288 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kirsten Register (210) 913-0703
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

100 West Houston Street, Suite 1800 (Address) San Antonio (City) Texas (State) 78205 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kirsten Register, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAA Investment Management Company, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kirsten Register
Signature

Vice President, Corporate Controller
Title

Rose Mary Maldonado
Notary Public

ROSE MARY MALDONADO
Notary Public
STATE OF TEXAS
My Comm. Exp. 06-13-2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
USAA Investment Management Company:

We have audited the accompanying statement of financial condition of USAA Investment Management Company (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2012

USAA INVESTMENT MANAGEMENT COMPANY

Statement of Financial Condition

December 31, 2011

(Dollars in thousands, except common stock share data)

Assets		
Cash and cash equivalents	$	71,253
Cash segregated under federal regulations		366,026
Deposits with clearing organizations		17,171
Receivable from broker-dealers		585
Receivable from customers, net of allowance		133,192
Receivable from related parties (includes amounts due from USAA mutual funds of $16,097)		17,195
Software and equipment, at cost, net of accumulated depreciation and amortization		16,171
Current income tax receivable, net		3,983
Deferred income tax receivable, net		4,636
Other assets		13,244
Total assets	$	643,456
Liabilities and Stockholders' Equity		
Liabilities:		
Payable to broker-dealers and clearing organizations	$	8,916
Payable to customers		477,934
Payable to related parties (includes amounts due to USAA mutual funds of $3,656)		31,139
Accrued personnel expenses		31,903
Other liabilities		9,423
Total liabilities		559,315
Stockholders' Equity:		
Adjustable noncumulative perpetual preferred stock, Series A, $100 par value; 50,000 shares authorized; 50,000 shares issued and outstanding, nonvoting		5,000
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding, voting		1
Additional paid-in capital		39,312
Retained earnings		39,828
Total stockholders' equity		84,141
Total liabilities and stockholders' equity	$	643,456

See accompanying notes to Statement of Financial Condition.

(Dollars in thousands)

(1) Summary of significant accounting policies

(a) Nature of operations

USAA Investment Management Company (IMCO), (also referred to as "we," "our," or "us," unless otherwise denoted), is a wholly-owned subsidiary of USAA Investment Corporation (ICORP), which is a wholly-owned subsidiary of USAA Capital Corporation (CAPCO), which is in turn a wholly-owned subsidiary of United Services Automobile Association (USAA).

We are a registered investment adviser under the Investment Advisers Act of 1940, a registered securities broker-dealer under the Securities Exchange Act of 1934, a member of the Chicago Stock Exchange, and a member of the Financial Industry Regulatory Authority (FINRA). As an investment adviser, we provide advisory services to the USAA mutual funds, USAA and certain of its affiliates, and to certain institutions and individuals. As a broker-dealer, we offer brokerage services principally to individuals eligible for membership in USAA, primarily active duty, retired, or honorably discharged United States military personnel and their families, and serve as the underwriter and distributor of the USAA mutual funds.

(b) Basis of presentation

Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America (GAAP).

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments that have an original maturity at purchase of three months or less. At December 31, 2011, we held an investment in a money market fund of $58,010.

(d) Cash segregated under federal regulations

At December 31, 2011, cash of $366,026 was segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934.

(e) Securities transactions

Proprietary and customers' securities transactions are reported on a settlement date basis. Recording such transactions on a trade date basis would not have resulted in a material difference from that recorded in the Statement of Financial Condition.

At December 31, 2011, securities owned of $790 and securities sold, not yet purchased of $263, included in other assets and other liabilities respectively, which consist of equity securities and shares of regulated investment companies, are carried at fair value.

(f) Receivable from and payable to broker-dealers and clearing organizations

Receivable from and payable to broker-dealers and clearing organizations also includes securities failed to deliver, securities failed to receive and securities borrowed. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received subsequent to settlement date.

Securities borrowed transactions are recorded at the amount of collateral advanced. Securities borrowed transactions require us to deposit collateral with the lender in the form of cash. We monitor the fair value of securities borrowed on a daily basis. Additional collateral is provided to or refunded by the lender as necessary. Counterparties are principally other brokers and dealers and financial institutions.

(g) Receivable from and payable to customers

Receivable from customers consists of margin loans to customers and amounts due on cash transactions of $133,290 for which an allowance for doubtful accounts has been established in the amount of $98. All other receivables from customers are current as of December 31, 2011.

Margin loans occur in a security transaction (purchase, short sale, or uncovered short option) in which we lend a member a portion of the principal amount necessary to pay for the transaction. We monitor the performance of the margin loans on an ongoing basis, and take steps to reduce the risk of loss. We maintain a Margin Policy which establishes the initial and maintenance margin requirements for equities and other marginable securities and defines the rules related to margin calls and collateral. The policy requires margin account members to sign a Hypothecation Agreement that allows us to use the member's securities as collateral for loans.

Members must receive approval to open a margin account. Eligibility is based primarily upon net worth, liquidity, and trading experience. Accounts trading on margin must maintain a specified minimum equity balance at all times. The Federal Reserve Board has specified a minimum initial margin requirement of 50%, meaning investors can borrow up to half the funds for a transaction. We also have minimum maintenance requirements for margin securities which vary based upon consideration of concentration, volatile securities or low volume security maintenance policies.

Account balances are marked-to-market on a daily basis. A maintenance margin call will be issued to a member whose account falls below its minimum equity requirement. Members must deposit funds equal to the call, stock with a loan value equal to the call, or sell securities with a maintenance release equal to the call within a specified period of time. When an account falls below its minimum equity requirements and the member fails to deposit additional collateral, all available securities are sold until the customer receivable is covered. If the customer does not have enough securities in the account to cover the receivable an allowance for losses is established for 100% of the remaining receivable balance.

The IMCO Credit Committee monitors concentrations of credit risk, reviews limits and types of credit extended to members, formulates margin requirements, and reviews the need for instituting higher margin requirements, mark-to-markets, and collateral deposits for individual securities or member accounts.

Payable to customers is the result of transactions or deposits. Securities owned by customers, including those that are held as collateral for receivables, are not reflected in the Statement of Financial Condition.

(h) Software and equipment

Software and equipment consists primarily of purchased and internally developed software. Internal software development costs are capitalized to the extent of external direct costs of materials and services consumed and of salary costs relating to employees' time spent on the software project during the application development stage. Purchased software and internally developed software are capitalized and amortized on a straight-line basis over an estimated useful life of three years. Depreciation of electronic data processing equipment is computed using the double-declining balance method over an estimated useful life of three years. Capitalized software costs are evaluated for impairment annually or when changing circumstances indicate that amounts capitalized may be impaired. Impaired items are written down to their estimated fair values at the date of evaluation. None of our software or equipment was impaired in 2011.

(i) Income taxes

IMCO is included in the consolidated federal income tax return filed by USAA. Taxes are allocated to the separate subsidiaries of USAA based upon a tax allocation agreement, whereby subsidiaries receive a current benefit to the extent that their losses are utilized by the consolidated group.

Deferred income taxes are recognized for the federal and state tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

We file separate company state tax returns or are included in USAA consolidated unitary state returns, where applicable.

(j) New accounting pronouncements adopted this year

During 2011, we adopted the following accounting updates to the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC or Codification):

- Accounting Standards Update (ASU or Update) 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*: and
- ASU 2010-6, *Improving Disclosures about Fair Value Measurements*.

Information about these accounting updates is further described in more detail below.

ASU 2010-20 requires enhanced disclosures for the allowance for credit losses and financing receivables, which include certain loans and long-term accounts receivable. The Update will require us to disaggregate credit quality information, including receivables on nonaccrual status and aging of past due receivables by class of financing receivable, and roll forward the allowance for credit losses by portfolio segment. We must also provide supplemental information on the nature and extent of trouble debt restructurings and their effect on the allowance for credit losses.

(Dollars in thousands)

This guidance was effective for us in fourth quarter 2011 with prospective application. Our adoption of the Update did not affect our Statement of Financial Condition results since it only impacts our disclosure requirements.

ASU 2010-6 amends the disclosure requirements for fair value measurements which were phased in over 2010 and 2011. In 2010, we were required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy. The Update also clarified that fair value measurement disclosures should be presented for each class of assets and liabilities. In first quarter 2011, we adopted the remaining disclosure requirements for fair value measurements in ASU 2010-6. We are now required to present information on purchases, sales, issuances, and settlements on a gross basis rather than on a net basis. We adopted this guidance with prospective application. Our adoption of the Update did not affect our Statement of Financial Condition results since it amends only the disclosure requirements for fair value measurements.

New accounting pronouncements issued but not yet effective

The following accounting updates to the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC or Codification) have been issued but are not yet effective for us:

- ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.*

ASU 2011-04 amends ASC 820 on fair value measurements and disclosures to (1) clarify the board's intent in respect of existing measurement guidance, (2) revise certain measurement guidance that changes or modifies a principle, and (3) add disclosure requirements concerning the measurement uncertainty of level 3 measurements. The Update is effective for on January 1, 2012. Our adoption of the Update is not expected to have a material impact to us.

(2) Transactions with related parties

(a) Receivable from and payable to related parties

We act as investment adviser to the USAA mutual funds, USAA, and certain of its subsidiaries. Amounts owed to IMCO for these services are included in receivable from related parties and amounts are settled monthly.

We have contracted for certain services from USAA and certain of its subsidiaries, such as rental of office space, utilities, mail processing, data processing, printing, employee benefits, and corporate staffing services. Accordingly, we pay for these various services, and amounts owed are included in payable to related parties. Amounts are settled monthly.

We have entered into an intercompany agreement with USAA Financial Advisors, Inc. (FAI), and USAA Financial Planning Services Insurance Agency, Inc. (FPS), covering services rendered by FAI and FPS to us. Under the terms of the agreement, we engaged FAI and FPS to perform the functions traditionally associated with the selling and servicing of our products; e.g., member contact center and sales management. Amounts are settled monthly.

We provide certain administrative and record keeping services related to brokerage sweep agreements with the USAA Federal Savings Bank (FSB), an affiliated company and our affiliated

(Dollars in thousands)

mutual fund transfer agent, USAA Transfer Agency Company doing business as USAA Shareholder Account Services. Amounts are settled monthly.

Under the terms of a clearing agreement with FAI, we clear and carry, on a fully disclosed basis, customer accounts introduced to us by FAI. FAI is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of FINRA. FAI activities under the agreement include performing account opening and administration and taking client securities orders for clearance and settlement through the introducing and clearing arrangement with us.

Under the terms of an intercompany funding agreement, we have the ability to borrow up to $500,000 from CAPCO. Borrowings under CAPCO's intercompany funding agreement are made for short-term liquidity purposes. There were no borrowings outstanding under this agreement at December 31, 2011.

(b) Employee benefit plans

Defined benefit pension plan

Most of our employees, who were hired before June 1, 2007, are covered under a defined benefit pension plan administered by USAA, which is accounted for on a group basis. The benefits are determined based on years of service and the employee's final average pay as defined in the plan. Substantially all employees who were at least 45 years of age with five or more years of service by August 31, 2007, will receive an additional age-and-service-based defined benefit for a 10-year period.

Postretirement benefits plan

Substantially all employees will become eligible for certain medical, dental, and life insurance benefits provided for retired employees under a plan administered by USAA if they meet minimum age and service requirements and retire while working for us.

Defined contribution plan

Substantially all of our employees are eligible to participate in USAA's defined contribution plan. We match participant contributions dollar-for-dollar to a maximum of 8% of a participant's compensation. Participants fully vest in our matching contributions after two years of vesting service.

USAA also provides another defined contribution benefit, Retirement Plus, which is available to substantially all of our employees. Retirement Plus is an age-based contribution which ranges from 3% to 9% of annual pay. The contribution is deposited into each participant's retirement account annually, provided USAA meets or exceeds its overall performance targets. These contributions are managed by the participants. The contributions become 20% vested upon the participant's completion of two years of vesting service and increase 20% each year such that the participant's new retirement benefit shall be 100% vested upon the completion of six years of vesting service.

(Dollars in thousands)

(3) Fair value

FASB guidance on fair value measurements establishes a three-level valuation hierarchy for disclosure of assets and liabilities measured at fair value. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. We do not currently have any material financial instruments utilizing Level 3 inputs.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the financial instruments carried at fair value as of December 31, 2011, by caption on the Statement of Financial Condition and by valuation hierarchy.

	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total carrying value at December 31, 2011
Cash equivalents:				
Money Market Fund	$ 58,010	$ -	$ -	$ 58,010
Deposits with clearing organizations:				
U.S. Treasury security	1,400	-	-	1,400
Other assets:				
Securities owned	676	114	-	790
Total assets at fair value	60,086	114	-	60,200
Other liabilities:				
Securities sold, not yet purchased	262	1	-	263
Total liabilities at fair value	$ 262	$ 1	$ -	$ 263

Level 1 Analysis

Included in Level 1 are highly liquid financial instruments such as U.S. treasury bills, equities listed in active markets, and mutual funds. As quoted prices are available in an active market, these securities are classified in Level 1 of the valuation hierarchy.

Level 2 Analysis

Included within Level 2 is a brokered certificate of deposit as well as our fractional share inventory. The fair value of these securities was estimated by an independent pricing service based upon their pricing model which incorporates observable market inputs such as benchmark yields and trades of similar securities. Based upon an analysis of the procedures and techniques used by our independent pricing service, we have determined that these securities should be classified within Level 2 of the valuation hierarchy.

There were no significant transfers between Level 1 and Level 2 during 2011.

Receivables from and payables to broker-dealers and clearing organizations, receivables from and payables to customers, and receivables from and payables to related parties are presented in the Statement of Financial Condition at contract amounts, which approximate fair value. The contract amounts approximate fair value because the financial instruments have short-term maturities, are repriced frequently, or bear market interest rates. For all other financial assets and liabilities, carrying value approximates fair value due to their short-term nature.

In the normal course of business, our activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose us to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

Customer securities activities are transacted on either a cash or margin basis. Margin loans to customers are collateralized by securities in their brokerage accounts. We seek to mitigate the risks associated with customer securities activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. We monitor required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions when necessary. Market declines could, however, reduce the value of collateral below the amount loaned before the collateral could be sold.

Securities owned includes our fractional share inventory. We review daily our fractional share inventory and sell fractional shares immediately, whenever possible.

Securities sold, not yet purchased, represent our obligation to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as our ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the Statement of Financial Condition.

We deposit cash with counterparties as collateral for securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited we may be exposed to the risk of selling the securities at prevailing market prices. We mitigate this risk by reviewing the credit standing of each counterparty and monitoring the collateral values on a daily basis.

(Dollars in thousands)

(4) Receivable from and payable to broker-dealers and clearing organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2011 consist of the following:

Receivable:		
Securities failed to deliver	$	322
Deposits for securities borrowed		263
	$	585
Payable:		
Securities failed to receive	$	770
Clearing organizations		8,146
	$	8,916

(5) Software and equipment

Software and equipment at December 31, 2011 are summarized below. .

Capitalized software	$	39,742
Equipment		155
Total		39,897
Less accumulated depreciation and amortization		(23,726)
Software and equipment, net	$	16,171

(6) Income taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2011 are presented below:

Deferred tax assets:		
Accrued expenses	$	10,267
State income taxes, net of federal income tax		99
Other		126
Total gross deferred tax assets		10,492
Deferred tax liabilities:		
Section 481(a) adjustment for method changes		(2,442)
Depreciable assets and software		(3,414)
Total gross deferred tax liabilities		(5,856)
Deferred income taxes receivable, net	$	4,636

Management believes the gross deferred tax assets are more likely-than-not to be realized based on the expectation that such benefits will be utilized in future consolidated tax returns of the USAA group.

(Dollars in thousands)

Our Statement of Financial Condition includes the following income tax receivable amounts:

Federal and state income tax receivable:		Federal	State	Total
Current income tax receivable, net	$	3,360	623	3,983
Deferred income tax receivable, net		4,484	152	4,636
Total income tax receivable	$	7,844	775	8,619

The updated GAAP provisions for accounting for uncertainty in income taxes were adopted on January 1, 2007. Due to various tax authority developments in 2011, we have reassessed our uncertain tax positions. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2011	$	698
Increases for tax positions of prior years		2
Decreases for tax positions of prior years		(29)
Increases for tax positions of the current year		128
Decreases for tax positions of the current year		(10)
Decreases for settlements with tax authorities		(16)
Balance at December 31, 2011	$	773

The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $538, as these amounts relate to permanent tax differences. The remaining amounts primarily relate to the temporary tax differences. Changes in the unrecognized tax benefits occur on a regular basis due to tax return examinations and settlements that are concluded, statutes of limitations that expire, and court decisions that are issued that interpret tax law. There are positions involving taxability in certain tax jurisdictions and timing of certain tax deductions for which it is reasonably possible that the total amounts of unrecognized tax benefits for uncertain tax positions will significantly decrease within twelve months because the tax positions may be settled in cash or otherwise resolved with taxing authorities. At December 31, 2011 the range of a potential decrease in the liability for uncertain tax positions due to resolution with tax authorities is $500 to $700, which could result in additional cash tax outflow. Generally, the 2006 through 2010 tax years remain subject to examination.

For 2011, the total amount of interest payable recognized in the Statement of Financial Condition is $233. The total amount of penalties payable recognized in the Statement of Financial Condition is $183.

(7) Capital transactions

CAPCO owns 100% of our outstanding adjustable noncumulative, nonvoting perpetual preferred stock, Series A, which does not constitute ownership. The preferred stock is redeemable at our option. The dividend rate for the preferred stock resets every five years and was 6.28% through 2011. Effective January 1, 2012, the new dividend rate will be 2.61%. The preferred stock has a liquidation value equal to its redemption value and has preference over the common stock with respect to dividends and liquidation rights. We paid cash dividends totaling $314 on the preferred stock to CAPCO in 2011.

(Dollars in thousands)

(8) Net capital

We are subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. We have elected to use the alternative method permitted by the rule, which requires that we maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2011, our net capital was $55,184 (38% of aggregate debit balances), which was $52,268 in excess of our minimum net capital requirement of $2,916.

Advances to related parties, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies. No such notifications were required in 2011.

(9) Credit facility

In addition to the intercompany funding agreement with CAPCO, described under note 2(a) on page 6, we have an unsecured demand promissory note enabling borrowings on an unsecured basis from J.P. Morgan Chase Bank, N.A. Borrowings from J.P. Morgan Chase are guaranteed by CAPCO. There were no borrowings outstanding under this facility at December 31, 2011.

(10) Commitments and contingencies

IMCO is party to various lawsuits and claims generally incidental to our business. The ultimate disposition of these matters is not expected to have a significant adverse effect on our financial position.

In the normal course of business, we provide guarantees to securities clearinghouses. Associated with our membership, we may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the clearinghouse. In general, our guarantee obligations would arise only if the clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the clearinghouse. As a result, any potential contingent liability under these membership agreements cannot be estimated. We have not recorded any contingent liability in the Statement of Financial Condition for these agreements and believe that any potential requirement to make payments under such agreements is remote.

(11) Subsequent events

Effective January 1, 2012, we transferred a portion of our investment advisory services to an affiliate, USAA Asset Management company (AMCO). AMCO is a registered investment advisor and will assume the investment management contracts between IMCO and its affiliates, including the USAA Mutual Funds. The reorganization will simplify USAA Mutual Funds' management. Broker-dealer operations, administration and investment advisory services to individuals will remain at IMCO.

All other events occurring after December 31, 2011 have been evaluated for possible adjustment to the Statement of Financial Condition or disclosure.

USAA INVESTMENT MANAGEMENT COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011